Exhibit 2.1

DESCRIPTION OF THE RIGHTS OF EACH CLASS OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description of the common units representing limited partner interests (the “Common Units”) of Navios Maritime Partners L.P. (“Navios Partners,” “we,” “us,” and “our”) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Navios Partners Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which was filed as an exhibit to Navios Partners’ Form 20-F for the year ended December 31, 2017, filed with the SEC on April 4, 2018, and is incorporated herein by reference. The rights of holders of Common Units are governed by Marshall Islands law and the Partnership Agreement. You are encouraged to read the Partnership Agreement in its entirety for more information on the rights and privileges of limited partners under the Partnership Agreement, including voting rights.

The Common Units

The Common Units represent limited partner interests in Navios Partners. The holders of Common Units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under the Partnership Agreement.

Navios Partners has outstanding both Common Units and General Partner Units (as defined in the Partnership Agreement).

The Navios Partners Board of Directors (the “Navios Partners Board”) is authorized to issue any class or series of partnership securities in Navios Partners and to determine the designations, preferences, rights, powers and duties of such class or series, including (i) the right to share in distributions, (ii) the rights upon dissolution and liquidation, (iii) whether, and the terms and conditions upon which, Navios Partners may or shall be required to redeem such class or series (including sinking fund provisions), (iv) whether such class or series is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange, (v) the terms and conditions upon which the class or series will be issued, evidenced by certificates and assigned or transferred, (vi) the method for determining the percentage interest as to such class or series and (vii) the voting rights, if any, of the holders of the class or series.

Navios Partners may issue additional partnership securities from time to time on such terms and conditions as the Navios Partners Board may determine without the approval of any limited partners of Navios Partners, but subject to the approval of N Shipmanagement Acquisition Corp. (“Navios Partners GP”) in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on Navios Partners GP.

Exchange Listing

The Common Units are listed on the New York Stock Exchange, where they trade under the symbol “NMM.”

Transfer Agent and Registrar

Duties

Continental Stock Transfer & Trust Company serves as registrar and transfer agent for the Common Units. Navios Partners pays all fees charged by the transfer agent for transfers of the Common Units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a Common Unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of Navios Partners’ cash distributions. Navios Partners will indemnify the transfer agent, its agents and each of their stockholders, directors, executive officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to Navios Partners, or be removed by Navios Partners. The resignation or removal of the transfer agent will become effective upon Navios Partners’ appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, Navios Partners’ general partner may, at the direction of the Navios Partners Board, act as the transfer agent and registrar until a successor is appointed.

Voting Rights

Each holder of Common Units is entitled to one vote for each unit on all matters submitted to a vote of the common unitholders, subject to any limitations contained in our Partnership Agreement. The Partnership Agreement provides that if a quorum is present, the act of limited partners holding outstanding units that in the aggregate represent a majority of the outstanding units entitled to vote and represented in person or by proxy at such meeting shall be deemed to constitute the act of all limited partners, unless a greater or different percentage is required with respect to such action under the provisions of the Partnership Agreement.

Quorum of Unitholders

The holders of a majority of the outstanding units of the class or classes for which a meeting has been called (including outstanding units deemed owned by Navios Partners GP) represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes unless any such action by the limited partners requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage. For annual meetings of limited partners, at any adjourned annual meeting of the limited partners, the holders of outstanding units present in person or by proxy and entitled to vote thereat, shall constitute a quorum at such adjourned meeting for the transaction of any business brought before such adjourned meeting and the act of the limited partners holding a majority of the units represented in person or by proxy at such adjourned meeting shall be deemed to constitute the act of all limited partners.

Unitholder Proposals and Nominations

Any limited partner or group of limited partners that beneficially owns 10% or more of the outstanding Common Units shall be entitled to nominate one or more individuals to stand for election as elected directors at an annual meeting by providing written notice thereof to the Navios Partners Board not more than 120 days and not less than 90 days prior to the date of such annual meeting. In the event the date of the annual meeting was not publicly announced by Navios Partners by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Navios Partners Board not later than the close of business on the tenth day following the date on which the date of the annual meeting was announced.

Unitholder Action Without a Meeting

If authorized by the Navios Partners Board, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding units (including units deemed owned by Navios Partners GP) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern).

Unitholder Meetings

Annual Meetings

The Partnership Agreement provides that an annual meeting of limited partners shall be held to elect directors to the Navios Partners Board.

Special Meetings

The Partnership Agreement provides that special meetings of the limited partners may be called by Navios Partners GP, the Navios Partners Board or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed. Limited partners shall call a special meeting by delivering to the Navios Partners Board one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the unitholders pursuant to the Partnership Agreement.

A meeting shall be held at a time and place determined by the Navios Partners Board on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited partners shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of Navios Partners so as to jeopardize the limited partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which Navios Partners is qualified to do business.

Transfer of Common Units

By transfer of Common Units in accordance with the Partnership Agreement, each transferee of Common Units shall be admitted as a limited partner with respect to the Common Units transferred when such transfer and admission is reflected in Navios Partners’ books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by the Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Partnership Agreement; and

•	gives the consents and approvals contained in the Partnership Agreement.

A transferee will become a substituted limited partner of Navios Partners’ partnership for the transferred Common Units automatically upon the recording of the transfer on Navios Partners’ books and records. Navios Partners’ general partner will cause any transfers to be recorded on Navios Partners’ books and records no less frequently than quarterly. Navios Partners may, at its discretion, treat the nominee holder of a Common Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in Navios Partners’ partnership for the transferred Common Units. Until a Common Unit has been transferred on our books, Navios Partners and the transfer agent may treat the recordholder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Preemptive Rights

No person shall have any preemptive, preferential or other similar right with respect to the issuance of any security of Navios Partners, whether unissued, held in the treasury or hereafter created. Navios Partners GP shall have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase any security of Navios Partners from Navios Partners whenever, and on the same terms that, Navios Partners issues such security of Navios Partners to persons other than Navios Partners GP and its affiliates, to the extent necessary to maintain the percentage interests of Navios Partners GP and its affiliates equal to that which existed immediately prior to the issuance of such security of Navios Partners.

Cash Distribution Policy

General

Cash available for distribution, as determined by the Navios Partners Board with respect to any quarter, that is deemed to be Operating Surplus (as defined in the Partnership Agreement) shall be distributed as follows:

(a) First, 100% to Navios Partners GP and all holders of Common Units in accordance with their respective ownership percentage, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the Minimum Quarterly Distribution (as defined in the Partnership Agreement) for such quarter;

(b) Second, 100% to Navios Partners GP and all holders of Common Units in accordance with their respective ownership percentage, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the excess of the First Target Distribution (as defined in the Partnership Agreement) over the Minimum Quarterly Distribution for such quarter;

(c) Third, (i) to Navios Partners GP in accordance with its ownership percentage, (ii) 13.0% to the holders of the Navios Partners’ incentive distribution rights, pro rata, and (iii) to all holders of Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (i) and (ii) of this clause (c), until there has been distributed in respect of each Common Unit then outstanding an amount equal to the excess of the Second Target Distribution (as defined in the Partnership Agreement) over the First Target Distribution for such quarter;

(d) Fourth, (i) to Navios Partners GP in accordance with its ownership percentage, (ii) 23.0% to the holders of the Navios Partners’ incentive distribution rights, pro rata and (iii) to all holders of Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (i) and (ii) of this clause (d), until there has been distributed in respect of each Common Unit then outstanding an amount equal to the excess of the Third Target Distribution (as defined in the Partnership Agreement) over the Second Target Distribution for such quarter; and

(e) Thereafter, (i) to Navios Partners GP in accordance with its ownership percentage; (ii) 48.0% to the holders of the Navios Partners’ incentive distribution rights, pro rata; and (iii) to all holders of Common Units, a percentage equal to 100% less the sum of the percentages applicable to subclauses (i) and (ii) of this clause (e); provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero, the distribution will be made solely in accordance with this clause (e).

Cash available for distribution, as determined by the Navios Partners Board with respect to any quarter, that is deemed to be Capital Surplus (as defined in the Partnership Agreement) shall be distributed as follows: 100% to Navios Partners GP and all holders of Common Units in accordance with their respective ownership percentage, until a hypothetical holder of a Common Unit acquired on the Closing Date (as defined in the Partnership Agreement) has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions that are deemed to be Capital Surplus in an aggregate amount equal to the initial Common Unit price. Thereafter, all cash available for distribution shall be distributed as if it were Operating Surplus and shall be distributed in accordance with the foregoing.

Limitations on Cash Distributions and Navios Partners’ Ability to Change its Cash Distribution Policy

There is no guarantee that holders Common Units will continue to receive quarterly distributions from Navios Partners. Navios Partners’ distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Holders of Common Units have no contractual or other legal right to receive distributions other than the obligation under the Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of the Navios Partners Board to establish reserves and other limitations.

•

While the Partnership Agreement requires Navios Partners to distribute all of its available cash, the Partnership Agreement, including provisions requiring Navios Partners to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, the Partnership Agreement could not have been amended without the approval of non-affiliated common unitholders, however, the Partnership Agreement can be amended with the approval of a majority of the outstanding Common Units now that the subordination period has ended. Upon the closing of the initial public offering of the Common Units, Navios Maritime Holdings Inc. (“Navios Holdings”) did not own any of the outstanding Common Units and owned 100.0% of Navios Partners’ outstanding subordinated units.

•

Even if Navios Partners’ cash distribution policy is not modified or revoked, the amount of distributions it pays under its cash distribution policy and the decision to make any distribution is determined by the Navios Partners Board, taking into consideration the terms of the Partnership Agreement.

•	Under Section 51 of the Marshall Islands Act, Navios Partners may not make a distribution to its unitholders if the distribution would cause its liabilities to exceed the fair value of its assets.

•

Navios Partners may lack sufficient cash to pay distributions to its unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Navios Partners’ distribution policy is affected by restrictions on distributions under its credit facilities or other debt instruments. Specifically, Navios Partners’ credit facilities contain material financial tests that must be satisfied, and Navios Partners will not pay any distributions that will cause it to violate its credit facilities or other debt instruments. Should Navios Partners be unable to satisfy these restrictions included in its credit facilities or if it is otherwise in default under its credit facilities, its ability to make cash distributions to unitholders, notwithstanding its cash distribution policy, would be materially adversely affected.

•

If Navios Partners make distributions out of Capital Surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. Navios Partners does not anticipate that it will make any distributions from Capital Surplus.

Navios Partners’ ability to make distributions to its unitholders depends on the performance of its subsidiaries and their ability to distribute funds to Navios Partners. The ability of Navios Partners’ subsidiaries to make distributions to it may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distributions

Beginning with the quarter ending December 31, 2015, the Navios Partners Board elected to suspend distributions on the Common Units in order to preserve cash and improve liquidity. In March 2018, the Navios Partners Board announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, Navios Partners amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

Incentive Distribution Rights

The following description of Navios Partners’ incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds Navios Partners’ incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the Partnership Agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, Navios Partners’ general partner and the holder of Navios Partners’ incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from operating surplus Navios Partners distributes up to and including the corresponding amount in the column “Total Quarterly Distribution

Target Amount,” until available cash from operating surplus Navios Partners distributes reaches the next target distribution level, if any. The percentage interests shown for the holders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for Navios Partners’ general partner assume that the general partner maintains its 2.0% general partner interest.

Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

In August 2019, Navios Holdings sold the general partnership interests in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with Navios Partners’ Chairman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

Management; Board of Directors

Under the Partnership Agreement, Navios Partners GP delegated to the Navios Partners Board all management powers over the business and affairs of Navios Partners that it may then or thereafter possess under applicable law, unless otherwise provided under the agreement.

The Partnership Agreement provides that the Navios Partners Board shall consist of seven individuals, three of which are appointed directors and four of which are elected directors. The elected directors are divided into three classes serving staggered three-year terms.

Appointed directors are appointed by Navios Partners GP and the elected directors are elected by a plurality of the votes of the outstanding Common Units present in person or represented by proxy at a Navios Partners’ annual meeting with each outstanding Common Unit having one vote. The Navios Partners Board is entitled to nominate individuals to stand for election as elected directors at an annual meeting.

Each appointed director shall hold office until his or her successor is duly appointed by Navios Partners GP and qualified or until his or her earlier death, resignation or removal.

Any appointed director may be removed at any time (i) without cause, only by Navios Partners GP and, (ii) with cause, by (x) Navios Partners GP, (y) by the affirmative vote of the holders of a majority of the outstanding units, voting as a single class, at a properly called meeting of the limited partners or (z) by the affirmative vote of a majority of the other members of the Navios Partners Board.

Any and all of the elected directors may be removed at any time, with cause, only by the affirmative vote of a majority of the other members of the Navios Partners Board or at a properly called meeting of the limited partners only by the affirmative vote of the holders of a majority of the outstanding Common Units.

Quorum and Action by the Board of Directors

A majority of the number of members of the Navios Partners Board then in office shall constitute a quorum for the transaction of business at any meeting of the Navios Partners Board, and the act of a majority of the members of the Navios Partners Board present at a meeting at which a quorum is present shall be the act of the Navios Partners Board.

Director and Officer and General Partner Limitation on Liability and Indemnification

Members of the Navios Partners Board and Navios Partners GP may exercise any of the powers granted to them and perform any of the duties imposed upon them under the Partnership Agreement either directly or by or through their agents, and the members of the Navios Partners Board and Navios Partners GP shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Navios Partners Board or Navios Partners GP in good faith.

The Partnership Agreement provides that to the fullest extent permitted by law but subject to the limitations expressly provided in the Partnership Agreement, any general partner, director and officer shall be indemnified and held harmless by Navios Partners unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which indemnification is sought, such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the such conduct was unlawful.

Navios Partners may purchase and maintain (or reimburse Navios Partners GP or its affiliates for the costs of) insurance, on behalf of the Navios Partners Board and Navios Partners GP, its affiliates and such other persons as the Navios Partners Board shall determine, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with Navios Partners’ activities or such person’s activities on behalf of Navios Partners, regardless of whether Navios Partners would have the power to indemnify such person against such liability under the provisions of the Partnership Agreement or law.

Amendment of the Partnership Agreement

Amendments by the Navios Partners Board

The Navios Partners Board, without the approval of any limited partner or Navios Partners GP, may amend any provision of the Partnership Agreement to reflect:

(a) a change in the name of Navios Partners, the location of the principal place of business of Navios Partners, the registered agent of Navios Partners or the registered office of Navios Partners;

(b) admission, substitution, withdrawal or removal of partners in accordance with the agreement;

(c) a change that the Navios Partners Board determines to be necessary or appropriate to qualify or continue the qualification of Navios Partners as a limited partnership or a partnership in which the limited partners have limited liability under the laws of The Marshall Islands;

(d) a change that the Navios Partners Board determines (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Navios Partners Board pursuant to provisions relating to splits and combinations or (iv) is required to effect the intent expressed in the Navios Partners Registration Statement on Form F-1 or the intent of the provisions of the agreement or is otherwise contemplated by the Partnership Agreement;

(e) a change in the fiscal year or taxable year of Navios Partners and any other changes that the Navios Partners Board determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of Navios Partners including, if the Navios Partners Board shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by Navios Partners;

(f) an amendment that is necessary, in the opinion of counsel, to prevent Navios Partners, the members of the Navios Partners Board, or Navios Partners GP or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the U.S. Investment

Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the Navios Partners Board, and if required by the Partnership Agreement, Navios Partners GP, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Navios Partners’ securities;

(h) any amendment expressly permitted in the Partnership Agreement to be made by the Navios Partners Board acting alone;

(i) an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the Partnership Agreement;

(j) an amendment that the Navios Partners Board determines to be necessary or appropriate to reflect and account for the formation by Navios Partners of, or investment by Navios Partners in, any corporation, partnership, joint venture, limited liability company or other person, in connection with the conduct by Navios Partners of permitted activities;

(k) a conversion, merger or conveyance pursuant to the terms of the Partnership Agreement; or

(l) any other amendments substantially similar to the foregoing.

Amendments Requiring Approval of the Navios Partners Board and the Holders of Common Units

Amendments to the Partnership Agreement may be proposed only by, or with the written consent of, the Navios Partners Board. A proposed amendment shall be effective upon its approval by the Navios Partners Board and the holders of a majority of the outstanding units of Navios Partners, unless a greater or different percentage is required under the Partnership Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units shall be set forth in a writing that contains the text of the proposed amendment.

Other Amendments

No provision of the Partnership Agreement that establishes a percentage of outstanding units (including units deemed owned by Navios Partners GP or its affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

No amendment to the Partnership Agreement may (i) enlarge the obligations of any limited partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to clause (c) below, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, Navios Partner GP or any of its affiliates without its consent, which consent may be given or withheld at Navios Partners GP’s option, (iii) change Section 12.1(a) of the Partnership Agreement, or (iv) change the term of Navios Partners or, except as set forth in Section 12.1(a) of the Partnership Agreement, give any person the right to dissolve Navios Partners.

Except the limited partner approval required in the cases of mergers and consolidation, and without limitation of the Navios Partners Board’s authority to adopt amendments to the Partnership Agreement without the approval of any limited partners, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected.

Notwithstanding any other provision of the Partnership Agreement, except as provided for in the agreement, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless Navios Partners obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Derivative Actions

Under the Marshall Islands Act, any partner of Navios Partners may bring an action in Navios Partners’ name to procure a judgment in Navios Partners’ favor, also known as a derivative action, provided that the partner bringing the action is a partner of Navios Partners both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Liquidation

In the event of a liquidation, dissolution or winding up of Navios Partners, all property and all cash in excess of that required to discharge liabilities of Navios Partners as provided in the Partnership Agreement shall be distributed as follows:

(i) If the average of the daily closing prices for the 20 consecutive trading days of the Common Units (the “Current Market Price”) as of the date three trading days prior to the announcement of the proposed liquidation exceeds the initial unit price, minus all distributions received in respect of such unit:

(a) First, (x) to Navios Partners GP in accordance with its ownership percentage and (y) to all the holders of Common Units, pro rata, a percentage equal to 100% less Navios Partners GP’s ownership percentage, until there has been distributed in respect of each Common Unit then outstanding an amount equal to such Current Market Price of a Common Unit; and

(b) Thereafter (x) to Navios Partners GP in accordance with its ownership percentage; (y) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata; and (z) to all holders of Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(b).

(ii) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the initial unit price, minus all distributions received in respect of such unit:

(a) First, (x) to Navios Partners GP in accordance with its ownership percentage and (y) to all the holders of Common Units, pro rata, a percentage equal to 100% less Navios Partners GP’s ownership percentage, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the initial unit price, minus all distributions received in respect of such unit; and

(b) Thereafter, (x) to Navios Partners GP in accordance with its ownership percentage; (y) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata and (z) to all holders of Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(b).